July 15, 2019

Jay Morrison
Manager of Tulsa Founders, LLC
Tulsa Real Estate Fund, LLC
C/O Tulsa Founders, LLC
3355 Lenox Rd, NE, Suite 750
Atlanta, GA 30326

       Re: Tulsa Real Estate Fund, LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed June 28, 2019
           File No. 024-10782

Dear Mr. Morrison:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

1-A POS Filed June 28, 2019

General

1. Please update Item 4 of Part I of your filing to reflect the aggregate value of the securities you have sold pursuant to a qualified offering statement in the prior 12 months and the aggregate value of the securities you are currently offering.
Exhibits

2. We note that the auditor's consent that you have filed as Exhibit 11 is dated December 11,
      2017 and refers to an Independent Auditor's Report dated April 2, 2017. Please file an updated auditor's consent.
3. We note that section 1.7 of the Subscription Agreement filed as Exhibit 4 requires each
 Jay Morrison
FirstName LastNameJayLLC
Tulsa Real Estate Fund, Morrison
Comapany NameTulsa Real Estate Fund, LLC
July 15, 2019
July 15, 2019 Page 2
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FirstName LastName
         subscriber to represent that it "has read and evaluated, or has employed the services of an investment advisor, attorney or accountant to read and evaluate, all of the documents furnished or made available by the Issuer to the Subscriber, including the Offering
         Circular, as well as the merits and risks of such an investment by the Subscriber". Please note that it is inappropriate to require investors to represent that they have read or reviewed the offering materials. Please revise your subscription agreement to remove this representation.
4.       We note that section 1.7 of of the Subscription Agreement filed as
Exhibit 4 requires each
         subscriber to represent that it "has prior investment experience (including investment in non-listed and non-registered securities), has (together with his, her or its Advisors, if any)
         such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Interests." We further note that your disclosure on page 35 indicates that you plan to raise funds from non-
         accredited investors, among others. Please revise your subscription agreement to remove this representation.
5. We note that section 13 of the Company Agreement contains mandatory dispute resolution provisions, and the introductory language to Appendix A of the same agreement contains a jury trial waiver. Please revise your offering statement to:

             Describe each mandatory dispute resolution provision and jury trial waiver, including how it will impact your investors;

             Describe any questions as to enforceability under federal and state law;

             Clarify whether each such provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

             To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to each such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and

             Clarify whether purchasers of interests in a secondary transaction would be subject to each such provision.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

         We remind you that the company and its management are responsible for the accuracy
 Jay Morrison
Tulsa Real Estate Fund, LLC
July 15, 2019
Page 3

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or Sonia Gupta
Barros, Assistant Director, at 202-551-3655 with any questions.



                                                          Sincerely,
FirstName LastNameJay Morrison
                                                          Division of
Corporation Finance
Comapany NameTulsa Real Estate Fund, LLC
                                                          Office of Real Estate
and
July 15, 2019 Page 3                                      Commodities
FirstName LastName